UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

02044388

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

Commission File Number 1-4393

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUGET SOUND ENERGY, INC.

411 - 108th Avenue N.E.,
Bellevue, Washington 98004-5515

Investment Plan for Employees of Puget Sound Energy, Inc.

Financial Statements
and Supplemental Schedules
December 31, 2001 and 2000

Investment Plan for Employees of Puget Sound Energy, Inc.

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000

Index

	Page
Report of independent accountants	1
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4–8
Supplemental schedules*	
Schedule I – Form 5500 – Schedule H – Line 4i Schedule of assets held for investment purposes at end of year	9

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulation for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
999 Third Avenue, Suite 1800
Seattle WA 98104-4098
Telephone (206) 622 8700
Facsimile (206) 398 3660

Report of Independent Accountants

To the Compensation and Retirement Committee of
Puget Sound Energy, Inc.
Bellevue, Washington

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Investment Plan for Employees of Puget Sound Energy, Inc. ("the Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Seattle, Washington
June 25, 2002

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Investments, at fair value	$328,188,314	$340,725,796
Receivables		
Employer's contribution	953,300	946,187
Participants' contributions	374,580	361,319
Total receivables	1,327,880	1,307,506
Total assets	329,516,194	342,033,302
Net assets available for benefits	$329,516,194	$342,033,302

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31, 2001	2000
Interest and dividend income	$ 12,651,905	$ 22,205,967
Net (depreciation) appreciation in value of investments	(22,637,254)	12,860,264
Net investment income	(9,985,349)	35,066,231
Contributions		
Employer's	6,979,134	7,044,758
Participants'	13,070,138	13,370,115
Total contributions	20,049,272	20,414,873
Participant withdrawals and distributions	(22,581,031)	(29,304,984)
Net (decrease) increase in net assets available for benefits	(12,517,108)	26,176,120
Net assets available for benefits at		
Beginning of year	342,033,302	315,857,182
End of year	$329,516,194	$342,033,302

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Investment Plan for Employees of Puget Sound Energy, Inc. (formerly Puget Sound Power & Light Company), (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all regular full-time and part-time employees of Puget Sound Energy, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On January 1, 2001, Puget Sound Energy, Inc. reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Puget Energy, Inc. Puget Energy, Inc. was incorporated in the State of Washington and all its operations are conducted through its subsidiaries.

Pursuant to the reorganization, Puget Energy, Inc. became the owner of all of Puget Sound Energy Inc.'s common stock. Holders of Puget Sound Energy Inc.'s existing common stock exchanged their stock on a one-for-one basis for the common stock of Puget Energy, Inc.

Contributions
Participants of the Plan may elect to make contributions of 1% to 16% of their eligible compensation, subject to certain limits. Participant contributions are recognized when the Company makes payroll deductions.

Each plan year, the Company makes a required contribution on behalf of each participant who is a non-union represented or a certain union represented employee equal to 1% of each participant's eligible compensation. In addition to the required contribution, the Company makes a matching contribution on behalf of each participant equal to 100% of participant's contributions up to 4% of each participant's eligible compensation plus 50% of participant's contributions from 4% to 8% of each participant's eligible compensation for non-union represented and certain union represented employees, subject to certain limits. For certain union represented employees, the Company makes a matching contribution on behalf of each participant equal to 55% of participants contributions up to 6% of each participant's eligible compensation. Company contributions in a given year may not exceed profits of the Company, as defined in the Plan document, for that year. Company contributions are recognized monthly. The Company may elect to pay all or part of its contribution in common stock of the Company, rather than in cash. During 2001 and 2000, all Company contributions were cash contributions.

Company contributions, which are forfeited by participants, reduce future Company contributions required to be paid to the Plan. Additional Company contributions are required for participants who forfeited Company contributions upon termination, but who are re-employed by the Company within a five-year period.

Company contributions for participants who are union represented employees are initially invested in Company stock, but may be subsequently redirected by participants into other investment options. All other participant and Company contributions are invested at the direction of each participant in any of the available investment options.

Participant loans
Loans are available to non-union and certain union participants who have an account under the Plan. Participants may borrow up to 50% of their account balance. Loan amounts are restricted to a minimum of $1,000 and a maximum of $50,000. Loan terms are not to exceed five years, or if the loan proceeds are used to finance the participant's principal residence, not to exceed 15 years. At December 31, 2001, loans bear interest at a range of 6% to 10.5%. Interest rates are based on commercial interest rates at the time each loan is made. Interest income related to loans outstanding was $177,968 and $169,883 for 2001 and 2000, respectively. Interest income is allocated to the various funds as directed by the participants.

Plan expenses
Expenses incurred for brokerage and similar services, or for investment advice and the evaluation thereof are charged to participant accounts. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. These expenses were voluntarily paid by the Company during 2001 and 2000.

Vesting
Participants are fully vested in their participant accounts and become fully vested in the Company contribution accounts under any of the following circumstances: termination of the Plan; attainment of age 65; termination due to layoff, death or disability; entry into the United States Armed Forces for more than 90 days; or, after completion of a three-year period of service for certain union represented employees or a one year period of service for non-union represented or certain union represented employees, as defined in the Plan document.

If a participant's service with the Company terminates for a reason other than as described above, the participant is entitled to receive the balance of his or her account, exclusive of Company contributions.

Payment of benefits and withdrawals
Upon termination of service due to retirement or death, a participant or his or her beneficiary will generally receive a lump sum distribution equal to the value of the participant's vested interest in his or her account. In some cases, in lieu of receiving a lump sum distribution, a participant may elect installments over the recipient's life expectancy. If a participant's vested interest in his or her account exceeds $5,000, the administrative committee of the Plan will provide a written explanation of the optional forms of benefit under the Plan, including timing of distribution and other relevant information. In addition to the payment of benefits, the Plan provides for the withdrawal of a participant's after tax contributions and hardship withdrawals. Such withdrawals may restrict future participation in the Plan, pursuant to the provisions of the Plan document.

2. Summary of accounting policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties
The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment valuation and income recognition
Investments in Puget Energy stock are traded on a national securities exchange. These investments are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Investments in common and commingled trust funds are valued based on information provided by the Plan's investment custodians. The financial statements of the common and commingled trust funds are audited annually by independent accountants. Values for such funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

Assets and liabilities for which the above valuation procedures are inappropriate or are deemed not to reflect fair value are stated at fair value as determined in good faith by or under the supervision of the Plan's investment custodian.

Purchases and sales of securities are reflected on a trade-date basis. Average cost or recorded cost is used in determination of realized gain or loss on sales of securities.

Dividend income is recorded on the ex-dividend date. Other income is recorded as earned on an accrual basis.

Payment of benefits
Benefits are recorded when paid.

3. Investments

The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Common stock		
Puget Energy, Inc., 1,960,989 and 1,907,392 shares, respectively	$ 42,926,050	$ 53,049,340
Mutual funds		
T. Rowe Price Equity Income Fund, 3,055,340 and 2,916,597 shares, respectively	72,258,789	71,952,435
T. Rowe Price New Era Fund, 1,097,570 and 1,081,901 shares, respectively	24,409,956	26,290,195
T. Rowe Price Small-Cap Value Fund, 1,438,168 and 1,332,021 shares, respectively	32,588,878	25,494,877
T. Rowe Price International Stock Fund, 1,270,180 and 1,400,075 shares, respectively	13,959,273	20,329,077
Miller, Andersen and Sherrerd (MAS) Value Portfolio, 1,161,918 and 1,137,708 shares, respectively	17,707,636	16,803,945
Common and commingled trust funds		
T. Rowe Price Equity Index Trust Fund, 1,234,281 and 1,288,448 shares, respectively	38,052,866	45,134,336
T. Rowe Price Stable Value Trust Fund, 32,666,522 and 31,689,674 shares, respectively	32,666,522	31,689,673

The Plan's investments (including gains and losses bought and sold, as well as held during the year) (depreciated) appreciated in value by ($22,637,254) and $12,860,264 and for the years ended December 31, 2001 and 2000, respectively, as follows:

	2001	2000
Company common stock	$(11,179,291)	$ 17,101,998
Mutual funds	(7,258,412)	(1,366,902)
Common and commingled trust funds	(4,199,551)	(2,874,832)
	$(22,637,254)	$ 12,860,264

4. Related party transactions

Certain Plan investments include shares of Company stock and shares of mutual funds managed by T. Rowe Price, which also acts as the trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for trustee services were paid by the Plan sponsor. Fees associated with the management of the funds are incorporated into the net asset value of the funds.

The Plan's investment in Company stock represents approximately 13% and 16% of the total value of investments at December 31, 2001 and 2000, respectively. Gross purchases of Company stock were $4,530,059 and $5,252,624 for 2001 and 2000, respectively. Gross sales of Company stock were $6,864,404 and $13,702,023 for 2001 and 2000, respectively (including $1,455,435 and $1,492,665, respectively of Company stock distributed to members upon withdrawal from the Plan).

5. Termination and amendment

The Plan is intended to continue indefinitely; however, the Board of Directors of the Company may at any time and for any reason modify, amend or terminate the Plan. The Administrative Committee of the Plan may modify or amend the Plan, if such modifications or amendments are administrative in nature or are required by law or regulation to maintain the qualified status of the Plan.

No modification or amendment of the Plan may retroactively deprive any individual of rights accrued under the Plan except to the extent that any change is made necessary by law or regulation issued by the Internal Revenue Service to permit qualification or continued qualification of the Plan as a tax exempt trust under applicable law or regulation. Furthermore, no modification or amendment of the Plan shall cause or permit any part of the Plan to be diverted to purposes other than for the exclusive benefit of participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan or to revert to or become the property of the Company, unless it is first determined by the Internal Revenue Service that the Plan with the proposed modification or amendment will continue to be a qualified plan under Section 401 of the Internal Revenue Code of 1954, as amended, or any statute of similar import.

6. Tax status

The Internal Revenue Service has determined and informed the Company by letter dated October 12, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements.

Amendments to the Plan have been adopted subsequent to the determination letter noted above. However, the Plan administrator believes that the Plan is designed and is currently operating with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULES

Investment Plan for Employees of Puget Sound Energy, Inc.
Schedule I – Form 5500 – Schedule H – Line 4i
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par and maturity value	Cost	Current value
Common stock:			
* Puget Energy, Inc.	Company common stock	$ 52,841,161	$ 42,926,050
Mutual funds:			
MAS	Value Fund	$ 17,228,341	$ 17,707,636
PIMCO	Total Return Fund	5,869,463	5,861,453
JANUS	Growth & Income Fund	17,445,790	15,296,301
MSIF	Mid-Cap Value Fund	331,915	337,918
INVESCO	Small Company Growth Fund	232,302	250,290
PUTNAM	International Growth Fund	331,756	335,256
* T. Rowe Price	Balanced Fund	237,264	236,121
* T. Rowe Price	International Stock Fund	17,805,700	13,959,273
* T. Rowe Price	New Era Fund	26,460,445	24,409,956
* T. Rowe Price	Small-Cap Value Fund	28,140,308	32,588,878
* T. Rowe Price	Equity Income Fund	75,032,438	72,258,789
		$189,115,722	$183,241,871
Common and commingled trust funds:			
* T. Rowe Price	Bond Index Trust Fund	$ 13,545,814	$ 14,591,259
* T. Rowe Price	U.S. Treasury Money Market Trust Fund	14,845,665	14,845,665
* T. Rowe Price	Equity Index Trust Fund	42,465,343	38,052,866
* T. Rowe Price	Stable Value Trust Fund	32,666,522	32,666,522
		$103,523,344	$100,156,312
* Participant loans	Participant loan accounts with interest rates ranging from 6% to 10.5% and maturity dates ranging from 2002 to 2015		$ 1,864,081
Total investments			$328,188,314

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

Stephen A. McKeon
Senior Vice President Finance and Legal
(Chief Financial Officer)

Date: June 27, 2002

Chief accounting officer and officer duly authorized to sign this report on behalf of the registrant

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
999 Third Avenue, Suite 1800
Seattle WA 98104-4098
Telephone (206) 622 8700
Facsimile (206) 398 3660

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-52127) of Puget Sound Energy, Inc. of our report dated June 25, 2002 relating to the financial statements of the Investment Plan for Employees of Puget Sound Energy, Inc., which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Seattle, Washington
June 27, 2002